Exhibit 99.1

Sirius Canada and XM Canada Complete Merger

•	New organization to operate as SiriusXM Canada
•	More than 1.8 million subscribers makes SiriusXM Canada one of the largest subscription media companies in Canada
•	Expected synergies of $20 million on revenues of more than $200 million
•	Leads in-car audio entertainment with partnerships with every major automotive manufacturer
•	Leader in mobile and online listening space with internet radio and streaming apps

TORONTO, June 21, 2011 /CNW/ - Canadian Satellite Radio Holdings Inc. (CSR, TSX:XSR), the parent company of XM Canada, and Sirius Canada Inc., is pleased to announce that the organizations have completed the merger announced in November 2010 (the "Merger"). Operating as SiriusXM Canada, the newly merged entity will have more than 1.8 million subscribers and form one of the country's leading media companies.   The combined company's stock will continue to be traded on the Toronto Stock Exchange under the symbol "XSR".

"Today's news brings us to an exciting conclusion of a process we started late last year," commented Mark Redmond, President and CEO of SiriusXM Canada. "With this combination we have created a powerful Canadian media company with more than 1.8 million subscribers that is among the largest subscription entertainment companies in Canada. Today, SiriusXM Canada is stronger financially and well positioned to succeed in the highly competitive audio entertainment industry. Our increased size will bring a renewed focus to our strategy to lead the in-car entertainment experience as well as mobile and online listening."

"While both companies have enjoyed much success since the launch of the category in 2005, the growth opportunities for SiriusXM Canada are tremendous," noted John Bitove, Chairman of SiriusXM Canada. "Our partnerships with all of the major automotive manufacturers will be a key catalyst to our growth."

Growth & Shareholder Value
As a combined organization, SiriusXM Canada will have a total subscriber base of over 1.8 million.  On a trailing 12-month basis (ending August 31st, 2010), the combined company will have pro forma revenues of approximately $200 million, and pro forma adjusted EBITDA of approximately $3.7 million. Not only is the merger expected to yield synergies of approximately $20 million within 18 months, the company will benefit from accelerated growth and a laser-focus on the subscriber experience.

The merged company will continue to have a strong presence at more than 3,000 retail locations, an expanding online/mobile offering, and its radios will be factory installed in more than 800,000 vehicles sold in Canada this year.

Expanded benefits for consumers
Canadian consumers will benefit from this merger in several ways over the coming months.  To start, SiriusXM Canada will be launching a new channel dedicated to Aboriginal content by September of this year. "We're excited about the launch of this new channel which further demonstrates our commitment to the diverse cultural makeup of Canadian content," said Redmond.

"We also look forward to the introduction of an interoperable receiver later this year, allowing customers to subscribe to either or both of the two services.  SiriusXM Canada has the most exciting audio entertainment content available anywhere. We'll continue to listen to what our subscribers want from us, we'll deliver the best music and entertainment listening experience anywhere," said Redmond.

The merger will have no immediate effect on the current service coverage or existing radios, and in the near term, customers can expect to interact with each company as they always have.

"We will work quickly to integrate the two companies, creating a best-in-class management team and employee base," said Redmond.  "The opportunity in front of us is huge; for our shareholders, our employees, our partners, and most of all, our customers."

The Merger Transaction
As consideration for all of the issued and outstanding shares of Sirius, Sirius XM Canada issued from treasury to the former shareholders of Sirius (the "Sirius Shareholders"), the following:

•	Canadian Broadcasting Corporation: 53,570,361 Class B Voting Shares ("Class B Shares") (approximately 19.90% voting interest);
•	Slaight Communications Inc.: 53,570,361 Class B Shares (approximately 19.90% voting interest); and
•	Sirius XM Radio Inc.: 25,248,444 Class A Subordinated Voting Shares and 30,967,680 Class B Shares (approximately 25.00% voting interest).

The approximate ownership interest in Sirius XM Canada following the closing of the Merger is represented by the ownership interests of the Sirius Shareholders set out above as well as an approximate 30.50% voting interest held by CSRI Inc., the balance being widely held.

About Canadian Satellite Radio Holdings Inc.

About SiriusXM Canada
SiriusXM Canada is the country's leading audio entertainment company and broadcasts more than 120 satellite radio channels featuring premier sports, news, talk, entertainment and commercial-free music. SiriusXM Canada offers an array of content from the most recognized news and entertainment brands as well as from professional sports leagues including the NHL, NFL, MLB and CFL.

SiriusXM programming is available on a variety of devices including pre-installed and after-market radios in cars, trucks and boats, smartphones and mobile devices, and consumer electronics products for homes and offices. Sirius XM programming is also available online at www.sirius.ca and www.xmradio.ca and on Apple, BlackBerry and Android-powered mobile devices.

SiriusXM Canada has partnerships with every major automaker and its radio products are available at more than 3,000 retail locations nationwide.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit www.xmradio.ca or www.sirius.ca

Forward Looking Statements
Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expect," "may," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although SiriusXM Canada believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. SiriusXM Canada's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Forward-looking information is provided as of the date of this new release only, it should not be relied upon as of any other date, and SiriusXM Canada assumes no obligation to update or revise this information to reflect new events or circumstances, except as expressly required by law. Addition al information identifying risks and uncertainties is contained in SiriusXM Canada's filings with the Canadian securities regulators, available at www.sedar.com.

%CIK: 0001354901

For further information:

Investor Relations:

Morlan Reddock
416-408-6899
investor.relations@xmradio.ca

Media:

Jeff Roman
Tel: 416-848-1464
jroman@national.ca

CO: XM Canada

CNW 11:29e 21-JUN-11